Exhibit 99.1

Wix First Quarter 2017 Results Exceed Expectations as Business Continues to
Accelerate – Raises Full Year 2017 Financial Outlook

•	Collections Growth Accelerates to 51% Y/Y – Revenue Accelerates to 50% Y/Y
•	Free Cash Flow of $14.8 million or $17.5 million excluding DeviantArt acquisition-related costs – an increase over $(2.1) million in Q1 last year
•	Added a Record 5.9 million Registered Users[1] – Ended Q1 with over 103 million
•	Grew Premium Subscriptions[1] 38% Y/Y to 2.7 Million on Record Net Additions of 208,000
•	Increases 2017 Outlook for Collections, Revenue, and Free Cash Flow

NEW YORK, May 10, 2017 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses to operate online, today reported another strong quarter of financial results for the first quarter ended March 31, 2017.  In addition, the Company provided its initial outlook for its financial performance in the second quarter of 2017 and raised its expectations for the full year 2017.

"Our growth acceleration continues as we begin 2017 with a very strong first quarter," said Avishai Abrahami, Co-founder and CEO of Wix. "We continued to extend our technology leadership through product innovation, efficiently acquire new subscriptions, and grow our brand globally. Continued investment in our platform resulted in the strongest net premium subscriptions additions in our company's history, and we surpassed the 100 million registered user milestone – an amazing achievement. We also launched our newest product Wix Video, a unique and innovative solution that enables our users to display and distribute video in a fully customized way. We continue to execute very well against our strategic priorities and believe the pipeline of innovation planned for 2017 will result in an even more robust product and technology platform."

Lior Shemesh, CFO of Wix, commented, "Our top-line growth accelerated again this quarter driven by an increased number of registered users and improved overall conversion of registered users to premium subscriptions.  These increases drove 40% growth in the net subscriptions we generated from our Q1 2017 user cohort on a year–over-year basis while maintaining the same TROI of 7 to 9 months. We also generated significant free cash flow while continuing to invest in advancing our platform and broader marketing activities, including our Super Bowl campaign. We are raising our full-year financial outlook to reflect our strong Q1 performance and our confidence in the momentum of our business for the remainder of 2017."

1 Registered Users and Premium Subscriptions exclude members and subscriptions from DeviantArt.

Q1 2017 Financial Summary

	Three months ended Mar 31,
$ in thousands	2017	2016	Y/Y growth	Prior Q1 2017 Outlook
Revenue	$92,538	$61,586	50%	$89,000 - 90,000
Collections	$114,546	$75,694	51%	$107,000 - 109,000
Free Cash Flow	$14,781	$(2,134)	NM
Operating Loss	$(20,471)	$(19,768)	NM
Non-GAAP Operating Loss	$(7,538)	$(12,261)	NM

Q1 2017 Results and Highlights

•	Revenue increased 50% to $92.5 million compared to $61.6 million for the first quarter last year

•	Collections increased 51% to $114.5 million compared to $75.7 million for the first quarter last year

•	Gross margin on a GAAP basis was 84%, compared to 83% in the first quarter of last year. Non-GAAP gross margin was 85%, compared to 84% in the first quarter of last year

•
GAAP operating loss was $20.5 million compared to loss of $19.8 million in the first quarter a year ago. On a non-GAAP basis, operating loss was $7.5 million compared to an operating loss of $12.3 million in the first quarter last year

•	GAAP net loss was $20.9 million, or $(0.47) per share, compared to a net loss of $19.9 million, or $(0.49) per share for the first quarter of 2016

•	Non-GAAP net loss was $8.0 million, or $(0.18) per share, compared to a non-GAAP net loss of $12.2 million, or $(0.30) per share for the first quarter of 2016

•
Free cash flow was $14.8 million compared to $(2.1) million for the first quarter of 2016. Excluding incremental investments and one-time costs related to the acquisitions of flok and DeviantArt, free cash flow was $17.5 million

•	Added 208,000 net premium subscriptions in the period to reach 2.7 million as of March 31, 2017, a 38% increase over the first quarter of 2016

•	Added 5.9 million registered users in the first quarter. Registered users as of March 31, 2017 were 103 million, representing a 25% increase compared to the first quarter of 2016

Recent Business Highlights

•
Launched Another Significant Product – Wix Video: As video becomes pervasive online, Wix has launched Wix Video, an industry-first product that gives video creators and business owners the power to fully customize and monetize their content.  Wix Video provides users with an industry-leading solution for showcasing, sharing and selling videos online. It enables users to combine hosted and third-party videos into a single playlist and ensure high quality streaming and smooth playback due to its adaptive streaming technology. Wix Video also allows users to keep all the revenue they generate and the ability to deliver videos to their customers via subscriptions, rentals or individual purchases.

•
Acquired DeviantArt, Pairing Wix Capabilities with Creative Global Community: Wix acquired DeviantArt, one of the world's largest online communities dedicated to artists, art enthusiasts and designers. Wix believes that the acquisition represents inherent opportunities in key growth areas for Wix including product development, brand recognition and increased traffic potential. Wix will provide technology and marketing expertise to the DeviantArt universe enabling its users to further their reach and increase engagement, both online and on mobile.

•
Launched Multi-Country Campaign with Manchester City All-Stars in Latin America: Wix and the English Premier League's Manchester City teamed up for an all-star campaign, featuring the Club's star players, to reward a Wix user in Latin America. The multi-country campaign granted an amazing opportunity to a user and football fan to promote their winning brand throughout Latin America and beyond. Manchester City players Sergio Aguero, Gabriel Jesus, Claudio Bravo and Aleix Garcia served as spokespeople for the campaign.

•	Announcing Timeline for New Platform-Wide Product: Wix intends to launch a closed beta of a new major product in June and publicly reveal the product in the following months.

•
Initiated Comprehensive Scaling of Support Infrastructure: To meet the growth in numbers of registered users and premium subscriptions, Wix has launched several initiatives to scale and improve its global user support function. These initiatives include product improvements, greater automation and an increased number of support agents. Wix believes that these initiatives will reduce the occurrence of common user issues and help resolve issues faster for users across the globe.

•	Wix Mobile Growth: Wix users have created over 24 million mobile sites to date, making Wix one of the largest mobile site development platforms globally.

•
Global E-commerce Platform: E-commerce subscriptions reached 357,000 during the quarter. Growth of e-commerce and transaction-enabled websites continues to exceed overall subscriptions growth and accelerated during the quarter, highlighting Wix's broad reach with small businesses.

•
Strong Platform Engagement: Continued engagement with the Wix ecosystem is illustrated by 533 million user contacts saved onto the Wix platform by users.  Leveraging Wix's MyAccount CRM system, business owners track customer activity data, manage relationships and communicate using Wix ShoutOut, Wix's email marketing solution.

Financial Outlook

The Company is introducing its outlook for the second quarter of 2017 and is increasing its outlook for the full year 2017 as follows:

•	For the second quarter of 2017:

	Q2 2017 Outlook	Y/Y growth
Revenue	$101 - $102 million	47% – 48%
Collections	$116 - $117 million	42% – 44%

•	For the full year 2017:

FY 2017 Outlook
	Prior[2]	Updated[2]	Y/Y growth
Revenue	$417 - $419 million	$421 - $423 million	45% - 46%
Collections	$461 - $467 million	$473 - $477 million	38% - 39%
Free Cash Flow	$63 - $64 million	$67 - $68 million	85% - 88%

Conference Call and Webcast Information

Wix.com will host a conference call at 8:30 a.m. ET on Wednesday, May 10, 2017 to answer questions about the financial and operational performance of the business during the first quarter 2017. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update, supplemental data sheet and supporting slides to its Investor Relations website at https://investors.wix.com/results.cfm. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

2 Prior and updated outlook reflects the revised guidance announced in connection with our acquisition of DeviantArt in February 2017, which was furnished on Form 6-K on February 23, 2017. As previously disclosed, this outlook reflects incremental contributions from the DeviantArt acquisition of $9 million to collections and $8 million to revenue and a reduction in previous 2017 free cash flow outlook of $8 million.  We anticipate that incremental investments into DeviantArt for the next two to three years including 2017 will be up to $20 million and that the impact will be breakeven at some point in 2019.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through May 17, 2017 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 7871041.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading global software platform for small businesses to operate online with over 105 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnepropetrovsk, Kiev, Los Angeles, Miami, New York, San Francisco, Sào Paulo, and Vilnius.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating loss, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and acquisition-related costs divided by revenue. Non-GAAP operating loss represents operating loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "outlook," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, including the timing of product releases, and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading "Risk Factors" in the Company's 2016 annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2017. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Ryan Gee
Wix.com
ir@wix.com
415-223-2610

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2016	2017
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$93,064	$90,897
Short term deposits	78,240	72,674
Restricted cash and deposit	931	1,085
Trade receivables	8,279	9,828
Prepaid expenses and other current assets	17,346	24,229
Total current assets	197,860	198,713
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,750	9,168
Prepaid expenses and other long-term assets	2,622	3,003
Intangible assets and goodwill, net	5,452	46,551
Total long-term assets	16,824	58,722

Total assets	$214,684	$257,435

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$20,709	$26,277
Employees and payroll accruals	20,230	27,978
Deferred revenues	146,987	169,708
Accrued expenses and other current liabilities	18,847	21,877
Total current liabilities	206,773	245,840

Long term deferred revenues	9,746	12,039
Long term deferred tax liability	634	426
Long-term loan	-	1,219
Total long-term liabilities	10,380	13,684

Total liabilities	217,153	259,524

Shareholders' Deficiency
Ordinary shares	74	74
Additional paid-in capital	241,154	259,138
Other comprehensive income (loss)	(389)	2,892
Accumulated deficit	(243,308)	(264,193)
Total shareholders' deficiency	(2,469)	(2,089)

Total liabilities and shareholders' deficiency	$214,684	$257,435

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)

Revenue	$61,586	$92,538
Cost of revenue	10,507	14,863
Gross Profit	51,079	77,675

Operating expenses:
Research and development	24,472	32,669
Selling and marketing	40,454	54,329
General and administrative	5,921	11,148
Total operating expenses	70,847	98,146
Operating loss	(19,768)	(20,471)
Financial income, net	505	148
Other income (expenses)	-	-
Loss before taxes on income	(19,263)	(20,323)
Taxes on income	649	562
Net loss	$(19,912)	$(20,885)

Basic and diluted net loss per share	$(0.49)	$(0.47)
Basic and diluted weighted-average shares used to compute net loss per share	40,378,899	44,695,951

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$428	$506
Research and development	3,111	4,726
Selling and marketing	981	1,419
General and administrative	1,617	2,331
Total share based compensation expenses	6,137	8,982
(2) Amortization	187	186
(3) Acquisition related expenses	1,183	3,765
(4) Taxes on income	175	-
Total adjustments of GAAP to Non GAAP	$7,682	$12,933

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Operating loss	$(19,768)	$(20,471)
Adjustments:
Share based compensation expenses	6,137	8,982
Amortization	187	186
Acquisition related expenses	1,183	3,765
Total adjustments	$7,507	$12,933

Non GAAP operating loss	$(12,261)	$(7,538)

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Gross Profit	$51,079	$77,675
Share based compensation expenses	428	506
Acquisition related expenses	-	28
Non GAAP Gross Profit	51,507	78,209

Non GAAP Gross margin	84%	85%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Net loss	$(19,912)	$(20,885)
Share based compensation expense and other Non GAAP adjustments	7,682	12,933
Non-GAAP net loss	$(12,230)	$(7,952)

Basic Non GAAP net loss per share	$(0.30)	$(0.18)
Weighted average shares used in computing basic Non GAAP net loss per share	40,378,899	44,695,951

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Revenues	$61,586	$92,538
Collections	$75,694	$114,546
Free Cash Flow	$(2,134)	$14,781
Number of registered users at period end (*)	82,271	103,234
Number of premium subscriptions at period end (*)	1,938	2,673

(*) the numbers without DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Revenues	$61,586	$92,538
Change in deferred revenues	14,108	22,008
Collections	$75,694	$114,546

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Net cash provided by operating activities	$(925)	$16,397
Capital expenditures, net	(1,209)	(1,616)
Free Cash Flow	$(2,134)	$14,781

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW EXCLUDING DEVIANTART
ACQUISITION COSTS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
Net cash provided by operating activities	$(925)	$16,397
Capital expenditures, net	(1,209)	(1,616)
DeviantArt acquisition costs	-	2,738
Free Cash Flow excluding DeviantArt acquisition costs	$(2,134)	$17,519

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended
	June 30, 2017
	Low	High

Projected revenues	$101,000	$102,000
Projected change in deferred revenues	$15,000	$15,000
Projected collections	$116,000	$117,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2016	2017
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(19,912)	$(20,885)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,244	1,297
Amortization	187	320
Share based compensation expenses	6,137	8,982
Tax benefit related to exercise of share options	175	-
Increase in accrued interest and exchange rate on short term and long term deposits	(230)	(114)
Deferred income taxes, net	(26)	(213)
Decrease (increase) in trade receivables	978	(364)
Increase in prepaid expenses and other current and long-term assets	(1,589)	(3,913)
Increase in trade payables	4,624	4,508
Increase in employees and payroll accruals	222	4,955
Increase in short term and long term deferred revenues	14,108	22,008
Decrease in accrued expenses and other current liabilities	(6,843)	(184)
Net cash provided by (used in) operating activities	(925)	16,397
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	4,766	16,386
Investment in short-term deposits and restricted deposits	(7,000)	(10,650)
Purchase of property and equipment	(1,209)	(1,616)
Payment for Businesses acquired	-	(29,834)
Net cash used in investing activities	(3,443)	(25,714)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	3,321	7,320
Credit line repayment	-	(170)
Net cash provided by financing activities	3,321	7,150
DECREASE IN CASH AND CASH EQUIVALENTS	(1,047)	(2,167)
CASH AND CASH EQUIVALENTS—Beginning of period	39,226	93,064
CASH AND CASH EQUIVALENTS—End of period	$38,179	$90,897